Exhibit 97.1

VERTICAL AEROSPACE LTD.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

POLICY

(the “Policy)

Adopted by the Compensation Committee:             30 October 2023

Vertical Aerospace Ltd. Recovery of Erroneously Awarded Compensation Policy

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1.	Definitions

The following expressions shall have the following meanings for the purposes of this Policy:

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is (a) material to the previously issued financial statements, or (b) would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period;

“Board” means the board of directors of the Company or a committee duly authorised by it to which is delegated responsibility for overseeing the operation of this Policy;

“Company” means Vertical Aerospace Ltd., a company incorporated in the Cayman Islands with registered number 376116;

“Effective Date” means the date this Policy is effective, which shall be no later than 60 days following the effective date of the New York Stock Exchange (“NYSE”) Listed Companies Manual Section 303A.14;

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation Received that exceeds the amount that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid:

●during the applicable Recovery Period;
●on or after the date the Effective Date;
●after the Executive Officer began service as an Executive Officer; and
●while the Company has a class of securities listed on a national securities exchange or a national securities association;

“Executive Officer” means an individual who served as an executive officer of the Company, as defined in Rule 10D-1(d) under the Securities Exchange Act of 1934 (“Exchange Act”) (and the Board shall have full discretion to determine who shall be considered an “Executive Officer” for the purposes of this Policy) at any time during the applicable performance period for the affected Incentive-Based Compensation, and includes both current and former Executive Officers;

“Financial Reporting Measure” means a measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures. Such measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission (“SEC”);

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure (and does not include exclusive conditions of time periods without any performance condition, and compensation that is based on subjective goals);

“Received” means when Incentive-Based Compensation is deemed received, being the Company’s fiscal period during which the Financial Reporting Measure specified is attained, even if the payment or grant occurs after the end of that period;

“Recovery Period” means the three completed fiscal years of the Company immediately preceding the earlier of:

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●	the date that the Board, a committee the Board, or the officer(s) of the Company authorised to take such action if Board action is not required, concludes or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, and
●	the date a court, regulator or other legally authorised body directs the Company to prepare an Accounting Restatement,

and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years; and

“Recovery Rules” means Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and Section 303A.14 of the NYSE Listed Company Manual.

2.	General

2.1These terms will be incorporated into the contractual provisions of any new and existing Incentive-Based Compensation caught by this Policy.

2.2In the event of any disparity between this Policy, any other clawback policy and the rules of the relevant incentive plan or arrangement under which Incentive-Based Compensation is granted, the terms of this Policy take precedence.

2.3A copy of this Policy will be made available to the Executive Officers to whom Policy Incentive-Based Compensation is offered. Executive Officers will either expressly accept the terms of this Policy or, by participating in any incentive arrangement offering Incentive-Based Compensation, will be deemed to have accepted the terms of this Policy.

2.4An Executive Officer will provide all information, documents and/or undertakings as the Board may reasonably request in order to carry out the terms of this Policy.

2.5In applying this Policy, the Board shall determine the relevant currency exchange rate to apply where appropriate. The Company will not be liable for any loss due to movements in currency exchange rates or due to any charges imposed by a bank in relation to the conversion or transfer of monies.

2.6The Company’s obligation to enforce this Policy is not dependent on whether or when the restated financial statements are filed. Recovery shall be required regardless of whether the applicable Executive Officer engaged in misconduct or otherwise caused or contributed to the requirement for the Accounting Restatement. For clarity, the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

3.	Recovery

3.1In the event of an Accounting Restatement, the Company will recover, reasonably promptly, the portion of any Erroneously Awarded Compensation Received by each Executive Officer during the Recovery Period.

3.2The Board will provide each affected Executive Officer with a notice stating the amount of Erroneously Awarded Compensation, requesting repayment or return. The Board shall have broad discretion to determine the appropriate means of recovery based on all applicable facts and circumstances, which may include, without limitation, reduction or cancellation by the Company or an affiliate of the Company of Incentive-Based Compensation or Erroneously Awarded Compensation, reimbursement or repayment by any person subject to this Policy of the Erroneously Awarded Compensation, and, to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other compensation payable by the Company or an affiliate of the Company to such person.

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3.3Each Executive Officer must comply with any request for repayment or return promptly (and no later than any date specified in the request). In the event of a failure to repay, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation, and the Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) in seeking to recover such compensation.

4.	Determination
4.1

The amount of Erroneously Award Compensation shall be determined by the Board based on the particular facts and circumstances and consistent with the principles of the Recovery Rules. The Board may engage any third-party advisers it deems necessary in order to perform any calculations contemplated by this Policy.

4.2

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement:

4.2.1

the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the incentive-based compensation was Received; and,

4.2.2	the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.
5.	Exemption
5.1

Notwithstanding Section 3, recovery of Erroneously Awarded Compensation shall not be required to the extent that the Board determines that recovery would be impracticable because of any of the following conditions:

5.1.1

the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; provided that the Company (i) has made a reasonable attempt to recover such compensation, (ii) documented such reasonable attempt(s) to recover, and (iii) provided that documentation to NYSE.

5.1.2

recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that the Company has (i) obtained an opinion of home country counsel, acceptable to NYSE, that recovery would result in such violation, and (ii) provided such opinion to NYSE.

5.1.3

recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

6.	Indemnification
6.1	The Company and its subsidiaries are prohibited from:
6.1.1	indemnifying any Executive Officer against the loss of Erroneously Award Compensation pursuant to this Policy or any claims relating to the Company’s enforcement of its rights under this Policy; and
6.1.2	paying or reimbursing the premiums on any insurance policy protecting against the recovery of Erroneously Awarded Compensation.

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6.2

The Company and/or its subsidiaries will not enter into any agreement that exempts any Incentive- Based Compensation from the application of this Policy or that waives the Company’s rights to recover Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

7.	Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by applicable SEC rules.

8.	Administration
8.1	This Policy shall be administered by the Board in accordance with the Recovery Rules.
8.2	The Board is authorised to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy.
8.3	Any determinations made by the Board shall be binding on all persons.
8.4

In the event any provision of this Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended.

9.	Acknowledgement

The Company may require an Executive Officer to sign and return to the Company the Acknowledgment Form attached as Appendix 1. Under such Acknowledgment Form the Executive Officer will agree to be bound by the terms of, and comply with, this Policy. This Policy will, however, be enforceable against any Executive Officer regardless of whether or not such Executive Officer signs and returns to the Company such Acknowledgment Form.

10.	Amendment
10.1

The Board may amend this Policy from time to time as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rules, or the rules of any national securities exchange or association on which the Company’s securities are listed, provided such amendment would not cause the Company to violate any such laws.

10.2

Unless otherwise determined by the Board, to the extent this Policy is inconsistent with the Recovery Rules, this Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Recovery Rules.

10.3

The Board may terminate this Policy at any time in its sole discretion. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association.

11.	Recovery Rights
11.1	Executive Officers shall be deemed to have accepted continuing employment on terms that include compliance with this Policy and to be contractually bound by its enforcement provisions.
11.2	Executive Officers who cease employment or service with the Company and its subsidiaries shall continue to be bound by the terms of this Policy.
11.3	To the extent that the application of this Policy would provide for recovery of Incentive-Based Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act of 2002

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or other recovery obligations or policies, the amount that the relevant Executive Officer has already reimbursed the company will be credited to the required recovery under this Policy.

11.4

Nothing in this Policy precludes the Company from implementing any additional clawback, recovery or recoupment policies with respect to Executive Officers or other individuals, and the right of recovery under this Policy is in addition to, and not in lieu or, any other remedies or rights of recovery that may be available to the Company.

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Appendix 1: Acknowledgement Form

Vertical Aerospace Ltd.

POLICY FOR THE RECOVERY

OF ERRONEOUSLY AWARDED COMPENSATION

ACKNOWLEDGEMENT FORM

By signing below, the undersigned executive officer (the “Executive Officer”) acknowledges and confirms that the Executive Officer has received and reviewed a copy of the Vertical Aerospace Ltd. Recovery of Erroneously Awarded Compensation Policy (the “Policy”).

By signing this Acknowledgement Form, the Executive Officer:

●	acknowledges and agrees that the Executive Officer is and will continue to be subject to the Policy and that the Policy will apply both during and after the Executive Officer’s employment with the Company and its subsidiaries;
●	agrees to abide by the terms of the Policy, including, without limitation, by promptly returning any Erroneously Awarded Compensation to the Company in a manner permitted by the Policy;
●	acknowledges and agrees to reimburse the Company for any and all expenses reasonably incurred by the Company in seeking to recover such Erroneously Awarded Compensation in the event that the Executive Officer fails to promptly repay any or all Erroneously Awarded Compensation to the Company when due; and
●	acknowledges and agrees that the Company may, to the greatest extent permitted by law, reduce any amount that may become payable to the Executive Officer by any amount to be recovered by the Company pursuant to the Policy if such amount has not been returned to the Company prior to the date that the subsequent amount becomes payable to the Executive Officer.

Signature

Print Name

Date

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